STATEMENT OF INVESTMENTS

Dreyfus Basic Municipal Money Market Fund

May 31, 2007 (Unaudited)

Short-Term Investments--100.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.9%				
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	3.83	6/7/07	2,300,000 a	2,300,000
Haleyville Industrial Development Board, Revenue (Door Components, LLC Project) (LOC; Regions Bank)	3.87	6/7/07	1,900,000 a	1,900,000
Jefferson County, GO Warrants (Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.87	6/1/07	1,950,000 a	1,950,000
Arizona--.5%				
The Industrial Development Authorities of the City of Tucson and the County of Pima, Joint SFMR (GIC; Trinity Funding Corporation and LOC: FHLMC, FNMA and GNMA)	4.90	8/3/07	1,750,000	1,752,495
California--.7%				
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.85	6/7/07	2,460,000 a,b	2,460,000
Colorado--.7%				
Colorado Housing and Finance Authority, EDR (Closet Factory Project) (LOC; The Bank of New York)	3.93	6/7/07	2,300,000 a	2,300,000
District of Columbia--.7%				
District of Columbia, Revenue (Idea Public Charter School) (LOC; Allfirst Bank)	3.88	6/7/07	2,200,000 a	2,200,000
Florida--2.5%				
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia				

Credit Locale)	3.70	6/6/07	1,500,000	1,500,000
Capital Trust Agency,				
Multifamily Revenue (Liquidity				
Facility; Merrill Lynch				
Capital Services and LOC;				
Merrill Lynch)	3.85	6/7/07	2,835,000 a,b	2,835,000
Orange County Health Facilities				
Authority, Revenue, CP (LOC;				
SunTrust Bank)	3.75	9/13/07	1,500,000	1,500,000
Sunshine State Governmental				
Financing Commission, Revenue,				
CP (Liquidity Facility; DEPFA				
Bank PLC)	3.82	10/11/07	2,500,000	2,500,000

Georgia--8.4%

Atlanta,				
Airport Revenue (Merlots				
Program) (Insured; FGIC and				
Liquidity Facility; Wachovia				
Bank)	3.88	6/7/07	5,070,000 a,b	5,070,000
Gainesville Housing Authority,				
MFHR (Lenox Park Apartments				
Project) (Liquidity Facility;				
Merrill Lynch)	3.87	6/7/07	3,290,000 a,b	3,290,000
Metropolitan Atlanta Rapid Transit				
Authority, Sales Tax Revenue,				
CP (LOC; Dexia Credit Locale)	3.80	8/13/07	2,500,000	2,500,000
Municipal Electric Authority of				
Georgia, CP (LOC: Bayerische				
Landesbank, Wachovia Bank and				
Westdeutsche Landesbank)	3.85	7/10/07	1,900,000	1,900,000
Savannah Economic Development				
Authority, Exempt Facility				
Revenue (Home Depot Project)	3.81	6/7/07	15,000,000 a	15,000,000

Idaho--.9%

Oneida County Economic Development				
Corporation, IDR (Hess Pumice				
Products, Inc. Project) (LOC;				
Key Bank)	3.91	6/7/07	3,055,000 a	3,055,000

Illinois--4.2%

Illinois,				
GO (Liquidity Facility;				
Citigroup Global Markets				
Holdings)	3.82	6/7/07	2,500,000 a,b	2,500,000
Illinois Development Finance				
Authority, IDR (Wisconsin Tool				
Project) (LOC; Wachovia Bank)	3.88	6/7/07	3,990,000 a	3,990,000
Illinois Development Finance				
Authority, Revenue (Aurora				
Central Catholic High School)				
(LOC; Allied Irish Banks)	4.04	6/7/07	1,000,000 a	1,000,000
Illinois Development Finance				

Authority, Revenue (Park Ridge Youth Campus Project) (LOC; ABN-AMRO)	3.84	6/7/07	1,300,000 [a]	1,300,000
University of Illinois of Trustees, Auxiliary Facilities System Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Capital Corp.)	3.81	6/7/07	5,225,000 [a,b]	5,225,000

Indiana--1.4%

Fort Wayne, EDR (Park Center Project) (LOC; National City Bank)	3.84	6/7/07	2,695,000 [a]	2,695,000
Indianapolis Local Public Improvement Bond Bank, Notes	4.00	7/5/07	1,775,000	1,775,729

Iowa--.3%

Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program - Loras College) (LOC; ABN-AMRO)	4.50	5/20/08	1,000,000	1,006,982

Kentucky--1.5%

Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC Project) (LOC; Deutsche Postbank)	3.85	6/7/07	5,000,000 [a]	5,000,000

Louisiana--2.0%

Ascension Parish, Revenue (BASF Corporation Project)	4.01	6/1/07	2,000,000 [a]	2,000,000
Lehman Municipal Trust Receipts (Jefferson Parish Home Mortgage Authority) (Liquidity Facility; Lehman Liquidity Corporation and LOC: FNMA and GNMA)	3.89	6/7/07	4,435,000 [a,b]	4,435,000

Maryland--.6%

Maryland Economic Development Corporation, Revenue (Chesapeake Advertising Facility) (LOC; M&T Bank)	4.08	6/7/07	2,110,000 [a]	2,110,000

Massachusetts--1.5%

Massachusetts, CP (LOC; BNP Paribas)	3.92	6/7/07	4,992,000	4,992,000

Michigan--7.3%

ABN AMRO Munitops Certificate Trust (Michigan Housing

Development Authority) (Insured; GNMA and Liquidity Facility; ABN-AMRO)	3.88	6/7/07	9,415,000 a,b	9,415,000
Michigan Hospital Finance Authority, Revenue (Ascension Health Credit Group)	5.38	11/15/07	1,500,000	1,511,317
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) (LOC; Fifth Third Bank)	3.81	6/7/07	2,900,000 a	2,900,000
Michigan Strategic Fund, LOR (Merchants LLC Project) (LOC; National City Bank)	3.89	6/7/07	2,035,000 a	2,035,000
Michigan Strategic Fund, LOR (NSS Technologies Project) (LOC; Wachovia Bank)	3.93	6/7/07	4,000,000 a	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) (LOC; ABN-AMRO)	3.93	6/7/07	4,120,000 a	4,120,000

Minnesota--.5%

Waite Park, IDR (McDowall Company Project) (LOC; U.S Bank NA)	4.01	6/7/07	1,740,000 a	1,740,000

Mississippi--.7%

Mississippi Business Finance Corporation, Revenue (Jackson Preparatory School Foundation Project) (LOC; First Tennessee Bank)	3.90	6/7/07	2,250,000 a	2,250,000

Missouri--1.1%

Saint Louis Industrial Development Authority, MFHR (Windward Estates Project) (GIC; IXIS Corporate and Investment Bank and Liquidity Facility; Merrill Lynch Capital Services)	3.89	6/7/07	3,500,000 a,b	3,500,000

Nevada--1.8%

Reno, Subordinate Lien Sales Tax Revenue (ReTrac-Reno Transportation Rail Access Corridor Project) (Liquidity Facility; Goldman Sachs Group and LOC; Goldman Sachs Group)	3.82	6/7/07	5,780,000 a,b	5,780,000

New York--2.3%

Albany City School District, GO Notes, BAN	4.50	6/29/07	4,500,000	4,501,492
New York City Municipal Water				

Finance Authority, CP (LOC: Landesbank Baden-Wurttemberg and Landesbank Hessen-Thuringen Girozentrale)	3.68	6/13/07	3,000,000	3,000,000

North Carolina--3.5%

Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) (LOC; Wachovia Bank)	3.88	6/7/07	3,135,000 a	3,135,000
North Carolina Medical Care Commission, Health Care Facilities Revenue (Novant Health Obligated Group)	5.00	11/1/07	1,825,000	1,834,650
North Carolina Medical Care Commission, Health Care Facility Revenue (Merlots Program) (Providence Place Retirement Community Nursing Home Project) (Liquidity Facility; Wachovia Bank and LOC; GNMA)	3.83	6/7/07	6,480,000 a,b	6,480,000

Ohio--2.8%

Clark County, Solid Waste Facilities Revenue (Eastwood Dairy LLC Project) (LOC; National City Bank)	3.90	6/7/07	2,750,000 a	2,750,000
Ohio State Higher Educational Facilities, Revenue (Cedarville University Project) (LOC; Key Bank)	3.84	6/7/07	6,415,000 a	6,415,000

Oklahoma--1.1%

Oklahoma County Finance Authority, MFHR (Sante Fe Pointe Apartments) (LOC; Societe Generale)	3.75	12/1/07	3,500,000	3,500,000

Pennsylvania--13.3%

Beaver County Industrial Development Authority, EIR (BASF Corporation Project) (LOC; BASF AG)	4.01	6/1/07	2,700,000 a	2,700,000
Bucks County Industrial Development Authority, Revenue (Christian Life Center Project) (LOC; Wachovia Bank)	3.88	6/7/07	1,700,000 a	1,700,000
Chester County Industrial Development Authority, Student Housing Revenue (University Student Housing LLC Project at				

West Chester University) (LOC; Citizens Bank of Pennsylvania)	3.80	6/7/07	7,225,000 a	7,225,000
Dauphin County General Authority, Revenue (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	3.79	6/7/07	2,300,000 a	2,300,000
Lancaster County, GO Notes (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3.79	6/7/07	3,000,000 a	3,000,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Student Services Project) (LOC; Fulton Bank)	3.86	6/7/07	4,115,000 a	4,115,000
Montgomery County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank)	3.75	7/13/07	5,150,000	5,150,000
North Lebanon Township Municipal Authority, Sewer Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.81	6/7/07	3,360,000 a	3,360,000
Philadelphia Authority for Industrial Development, Healthcare Facility Revenue (Greater Philadelphia Health Action Project) (LOC; Commerce Bank)	3.79	6/7/07	3,100,000 a	3,100,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.85	6/7/07	2,000,000 a,b	2,000,000
Reading Regional Airport Authority, Revenue (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.83	6/7/07	3,940,000 a	3,940,000
Scranton Redevelopment Authority, LR (LOC; PNC Bank N.A.)	3.81	6/7/07	1,900,000 a	1,900,000
Spring Grove Area School District, GO Notes (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.79	6/7/07	3,500,000 a	3,500,000
South Dakota--2.4%				
South Dakota Health and Educational Facilities Authority, Revenue (Rapid City Regional Hospital) (Insured; MBIA and Liquidity Facility; U.S. Bank NA)	3.90	6/1/07	8,000,000 a	8,000,000

Tennessee--7.5%				
Chattanooga Metropolitan Airport Authority, Revenue, Refunding (LOC; First Tennessee Bank)	4.00	6/7/07	9,325,000 a	9,325,000
Sevier County Public Building Authority, Public Projects Construction Notes (Taud Loan Program)	3.75	10/1/07	2,000,000	2,000,000
Tennergy Corporation, Gas Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.82	6/7/07	4,500,000 a,b	4,500,000
Tennergy Corporation, Gas Revenue (Putters Program) (LOC; BNP Paribas)	3.82	6/7/07	9,000,000 a,b	9,000,000
Texas--8.5%				
DeSoto Industrial Development Authority, IDR, Refunding (National Service Industries Inc. Project) (LOC; Wachovia Bank)	3.83	6/7/07	3,660,000 a	3,660,000
El Paso County Hospital District, GO Notes (Putters Program) (Insured; AMBAC and Liquidity Facility; Deutsche Postbank)	3.81	6/7/07	3,465,000 a,b	3,465,000
Greenville Industrial Development Corporation, IDR (Woodgrain Project) (LOC; General Electric Capital Corp.)	3.86	6/7/07	3,225,000 a	3,225,000
Houston, CP (Liquidity Facility; DEPFA Bank PLC)	3.68	7/11/07	5,000,000	5,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project)	3.90	6/7/07	5,945,000 a	5,945,000
Revenue Bond Certificate Series Trust, Revenue (Siena Place) (GIC; AIG Funding Inc.)	4.08	6/7/07	3,315,000 a,b	3,315,000
South Plains Housing Finance Corporation, SFMR (Guaranteed Mortgage-Backed Securities Program) (GIC; Royal Bank of Canada and LOC: FHLMC, FNMA and GNMA)	4.40	4/19/08	3,410,000	3,423,585
Utah--1.9%				
Utah Housing Finance Agency, MFHR, Refunding (Candlestick Apartments LLC) (Insured; FNMA and Liquidity Facility; FNMA)	3.81	6/7/07	6,400,000 a	6,400,000

Vermont--2.3%

University of Vermont and State Agricultural College, CP	3.65	6/11/07	4,575,000	4,575,000
Vermont Economic Development Authority, Revenue, CP (Economic Development Capital Program) (LOC; JPMorgan Chase Bank)	3.85	7/17/07	2,000,000	2,000,000
Vermont Educational and Health Buildings Financing Agency, Revenue (Capital Asset Financing Program) (LOC; M&T Bank)	3.86	6/7/07	860,000 a	860,000

Virginia--2.5%

Hanover County Industrial Development Authority, IDR (Iron and Metal Company Project) (LOC; Branch Banking and Trust Company)	3.91	6/7/07	3,265,000 a	3,265,000
Patrick County Industrial Development Authority, IDR (Narroflex Inc. Project) (LOC; HSBC Bank USA)	4.10	6/7/07	3,710,000 a	3,710,000
Roanoke Industrial Development Authority, IDR (Virginia Transformer Corporation) (LOC; SunTrust Bank)	3.91	6/7/07	1,290,000 a	1,290,000

Washington--5.5%

Port Chehalis Industrial Development Corporation, Revenue (JLT Holding LLC Project) (LOC; Key Bank)	3.91	6/7/07	2,855,000 a	2,855,000
Washington Housing Finance Commission, MFHR (The Vintage at Everett Senior Living Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.82	6/7/07	5,250,000 a	5,250,000
Washington Housing Finance Commission, MFHR, Refunding (Avalon Ridge Apartments Project) (Collateralized; FNMA)	3.83	6/7/07	8,755,000 a	8,755,000
Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Panorama City Project) (LOC; Key Bank N.A.)	3.88	6/1/07	1,200,000 a	1,200,000

Wisconsin--3.0%

Puttable Floating Option Tax Exempt Receipts (Wisconsin Housing and Economic Development Authority, Single Family Revenue) (Liquidity

Facility; Landesbank Hessen-Thuringen Girozentrale and LOC; Pallas Capital Corporation)	3.89	6/7/07	3,320,000 a,b	3,320,000
Waupaca, IDR (Gusmer Enterprises, Inc. Project) (LOC; Wachovia Bank)	3.93	6/7/07	3,350,000 a	3,350,000
Wisconsin Health and Educational Facilities Authority, Revenue (Mequon Jewish Project) (LOC; Bank One)	3.89	6/7/07	3,190,000 a	3,190,000

Wyoming--3.6%

Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citibank NA)	3.80	11/30/07	7,000,000	7,000,000
Campbell County, IDR (Two Elk Power Generation Station Project) (LOC; Citigroup Global Market Holdings)	3.80	11/30/07	5,000,000	5,000,000

U.S. Related--.9%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.84	6/7/07	3,000,000 a,b	3,000,000

Total Investments (cost $330,778,250)		**100.3%**	**330,778,250**
Liabilities, Less Cash and Receivables		**(.3%)**	**(839,668)**
Net Assets		**100.0%**	**329,938,582**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $79,590,000 or 24.1% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation

COP	Certificate of Participation		**CP**	Commercial Paper
EDR	Economic Development Revenue		**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company		**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank		**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association		**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes		**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association		**GO**	General Obligation
HR	Hospital Revenue		**IDB**	Industrial Development Board
IDC	Industrial Development Corporation		**IDR**	Industrial Development Revenue
LOC	Letter of Credit		**LOR**	Limited Obligation Revenue
LR	Lease Revenue		**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Basic New Jersey Municipal Money Market Fund

May 31, 2007 (Unaudited)

Short-Term Investments--109.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--106.0%				
Atlantic County,				
COP (Public Facilities Lease				
Agreement - Atlantic County				
Project) (Insured; FGIC)	7.40	3/1/08	125,000	128,329
Avalon Borough,				
GO Notes (Insured; FSA)	5.25	9/1/07	100,000	101,000
Berkeley Township,				
GO Notes, BAN	4.00	3/14/08	1,160,000	1,162,186
Bernardsville Borough,				
GO Notes	4.85	7/1/07	100,000	100,066
Burlington County Bridge				
Commission, County-Guaranteed				
LR, Refunding (Governmental				
Leasing Program) (Insured;				
MBIA)	4.00	8/15/07	200,000	200,063
Camden County,				
GO Notes, Refunding (Insured;				
FSA)	4.00	6/1/07	100,000	100,000
Camden County Improvement				
Authority, Health Care				
Redevelopment Project Revenue				
(Cooper Health System				
Obligated Group Issue) (LOC;				
Commerce Bank N.A.)	3.86	6/7/07	6,000,000 a	6,000,000
Cherry Hill Township,				
GO Notes, Refunding	4.60	7/15/07	100,000	100,105
Clifton,				
GO Notes, TAN	4.00	2/15/08	1,000,000 b	1,001,710
Cranford Township,				
BAN	4.00	1/4/08	1,000,000	1,001,717
Deptford Township,				
GO Notes, BAN	4.50	7/20/07	1,000,000	1,000,774
East Amwell Township,				
GO Notes, BAN	4.00	5/22/08	696,150	697,775
East Rutherford Board of				
Education, GO Notes (Insured;				
FSA)	4.38	7/15/07	100,000	100,037
Egg Harbor,				
GO Notes, BAN	4.50	6/1/07	1,500,000	1,500,000
Essex County,				
GO Notes (Insured; AMBAC)	5.00	8/1/07	100,000	100,191
Essex County,				
GO Notes, Refunding (Insured;				
FGIC)	6.00	11/15/07	150,000	151,535
Hainesport Township Board of				
Education, GO Notes, Refunding				
(Insured; FSA)	5.00	1/1/08	150,000	151,051

Hammonton,				
GO Notes, BAN	4.00	1/11/08	1,000,000	1,001,774
High Bridge Borough,				
BAN	4.50	7/27/07	1,272,700	1,273,694
Irvington Township,				
GO Notes, BAN	4.25	3/14/08	1,000,000	1,003,774
Jackson Township,				
Special Emergency Notes	4.25	12/21/07	1,200,000	1,203,534
Lehman Municipal Trust Receipts				
(New Jersey Housing and				
Mortgage Finance Agency, SFHR)				
(Liquidity Facility; Lehman				
Liquidity Corporation)	3.92	6/7/07	2,500,000 a,c	2,500,000
Little Falls Township Board of				
Education, GO Notes (Insured;				
FSA)	4.50	8/1/07	120,000	120,141
Long Branch,				
BAN	4.00	2/26/08	1,238,000	1,240,198
Long Branch,				
GO Notes, BAN	4.00	1/30/08	1,000,000	1,001,607
Lower Municipal Township Utilities				
Authority, Project Note	4.25	2/27/08	1,000,000	1,003,571
Manville Borough,				
General Improvement GO Notes				
(Insured; FSA)	3.88	9/15/07	100,000	100,032
Mercer County Improvement				
Authority, Revenue (Children's				
Home Society Project) (LOC;				
Wachovia Bank)	3.83	6/7/07	720,000 a	720,000
Monmouth County,				
GO Notes (General Improvement)	4.00	7/15/07	100,000	100,000
Monmouth County Improvement				
Authority, Correctional				
Facilities Revenue, Refunding				
(Monmouth County Project)	5.00	8/1/07	100,000	100,170
New Jersey,				
COP (Equipment Lease Purchase				
Agreement)	5.00	6/15/07	640,000	640,237
New Jersey,				
COP (Equipment Lease Purchase				
Agreement) (Insured; AMBAC)	4.50	6/15/07	200,000	200,060
New Jersey,				
GO Notes (Liquidity Facility;				
JPMorgan Chase Bank)	3.84	6/7/07	2,500,000 a,c	2,500,000
New Jersey,				
GO Notes, Refunding	4.00	7/15/07	100,000	100,026
New Jersey,				
GO Notes, Refunding	5.00	7/15/07	600,000	600,926
New Jersey,				
GO Notes, Refunding	4.50	8/1/07	150,000	150,195
New Jersey,				
GO Notes, Refunding	5.00	8/1/07	100,000	100,206
New Jersey,				
TRAN	4.50	6/22/07	1,000,000	1,000,261
New Jersey Building Authority,				

State Building Revenue	5.25	6/15/07	600,000	600,269
New Jersey Building Authority, State Building Revenue	6.00	6/15/07	335,000	335,282
New Jersey Economic Development Authority, EDR (AJV Holdings LLC Project) (LOC; JPMorgan Chase Bank)	4.28	6/7/07	600,000 a	600,000
New Jersey Economic Development Authority, EDR (ARND LLC Project) (LOC; Comerica Bank)	3.91	6/7/07	2,720,000 a	2,720,000
New Jersey Economic Development Authority, EDR (Challenge Printing Project) (LOC; Wachovia Bank)	3.88	6/7/07	1,000,000 a	1,000,000
New Jersey Economic Development Authority, EDR (Hathaway Association LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,030,000 a	2,030,000
New Jersey Economic Development Authority, EDR (Parke Place Associates Project) (LOC; Commerce Bank N.A.)	3.98	6/7/07	5,700,000 a	5,700,000
New Jersey Economic Development Authority, EDR (RCC Properties LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	1,705,000 a	1,705,000
New Jersey Economic Development Authority, EDR (Saint Peters Preparatory School) (LOC; Wachovia Bank)	3.83	6/7/07	720,000 a	720,000
New Jersey Economic Development Authority, EDR (Stamato Realty LLC Project) (LOC; Comerica Bank)	3.85	6/7/07	3,215,000 a	3,215,000
New Jersey Economic Development Authority, EDR (United Window and Door Manufacturing Inc.) (LOC; Wachovia Bank)	3.88	6/7/07	160,000 a	160,000
New Jersey Economic Development Authority, EDR (Wearbest Sil-Tex Mills Project) (LOC; The Bank of New York)	3.90	6/7/07	985,000 a	985,000
New Jersey Economic Development Authority, EDR, Refunding (RDR Investment Company LLC) (LOC; Wachovia Bank)	3.88	6/7/07	500,000 a	500,000
New Jersey Economic Development Authority, IDR (CST Products, LLC Project) (LOC; National Bank of Canada)	3.88	6/7/07	3,000,000 a	3,000,000
New Jersey Economic Development Authority, IDR (Pennwell Holdings LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,445,000 a	2,445,000

New Jersey Economic Development Authority, LR (International Center for Public Health Project) (Insured; AMBAC)	5.25	6/1/07	275,000	275,000
New Jersey Economic Development Authority, Market Transition Facility Senior Lien Revenue, Refunding (Insured; MBIA)	5.00	7/1/07	700,000	700,671
New Jersey Economic Development Authority, Market Transition Facility Senior Lien Revenue, Refunding (Insured; MBIA)	6.00	7/1/07	1,060,000	1,061,780
New Jersey Economic Development Authority, Natural Gas Facilities Revenue (New Jersey Natural Gas Company Project) (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.83	6/7/07	835,000 a,c	835,000
New Jersey Economic Development Authority, Revenue (Four Woodbury Mews Project) (LOC; Bank of America)	3.94	6/7/07	5,000,000 a	5,000,000
New Jersey Economic Development Authority, Revenue (Gloucester Marine Terminal Project) (Liquidity Facility; Goldman Sachs Group Inc. and LOC; Goldman Sachs Group Inc.)	3.86	6/7/07	3,100,000 a,c	3,100,000
New Jersey Economic Development Authority, Revenue (Joseph H. Moreng, Jr. and James Moreng Leasing Partnership) (LOC; Wachovia Bank)	3.83	6/7/07	930,000 a	930,000
New Jersey Economic Development Authority, Revenue (Melrich Road Development Company, LLC Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,370,000 a	2,370,000
New Jersey Economic Development Authority, Revenue (Oak Hill Academy Project) (LOC; Wachovia Bank)	3.83	6/7/07	1,900,000 a	1,900,000
New Jersey Economic Development Authority, Revenue, Refunding (Station Plaza Park and Ride, L.P. Project) (LOC; Wachovia Bank)	3.88	6/7/07	2,700,000 a	2,700,000
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.25	6/15/07	100,000	100,058
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	3/1/08	100,000	100,907
New Jersey Educational Facilities Authority, Refunding (Higher				

Education Facilities Trust Fund)	5.00	9/1/07	1,640,000	1,645,425
New Jersey Educational Facilities Authority, Revenue (Higher Education Capital Improvement Fund Issue)	5.00	9/1/07	800,000	802,301
New Jersey Educational Facilities Authority, Revenue (Princeton University)	4.50	7/1/07	100,000	100,043
New Jersey Health Care Facilities Financing Authority, Revenue (Meridian Health System Obligated Group Issue) (Insured; FSA)	5.25	7/1/07	100,000	100,118
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Wayne Hospital, Inc.) (LOC; Valley National Bank)	3.81	6/7/07	100,000 a	100,000
New Jersey Health Care Facilities Financing Authority, Revenue (Shore Memorial Health Care System Obligated Group Issue) (Insured; MBIA)	5.00	7/1/07	150,000	150,097
New Jersey Health Care Facilities Financing Authority, Revenue, Refunding (Hackensack University Medical Center Issue) (Insured; MBIA)	4.40	1/1/08	100,000	100,367
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.20	10/1/07	40,000	40,124
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/07	500,000	500,162
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/07	100,000 d	102,034
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/07	250,000 d	255,085
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/07	520,000	520,314
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/07	100,000 d	102,057
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	6/15/07	200,000 d	204,115
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/07	375,000	375,232
New Jersey Transportation Trust				

Fund Authority (Transportation System)	6.00	6/15/07	450,000	450,364
New Jersey Transportation Trust Fund Authority (Transportation System)	5.38	12/15/07	250,000	252,064
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/08	150,000	152,640
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; FSA)	5.50	6/15/07	150,000	150,082
New Providence, BAN	4.00	2/22/08	1,180,000	1,182,064
Newark, GO Notes, BAN	4.00	6/15/07	2,500,000	2,500,232
Newark Housing Authority, MFHR (Liquidity Facility; Merrill Lynch)	3.87	6/7/07	903,000 a,c	903,000
Northvale, GO Notes, BAN	4.35	2/20/08	185,500	186,144
Ocean County, GO Notes, Refunding	5.00	8/1/07	250,000	250,441
Ocean Township, GO Notes, BAN	3.75	11/8/07	1,000,000	1,000,210
Ocean Township, GO Notes, BAN	4.00	12/6/07	1,850,750	1,853,505
Passaic County, GO Notes, Refunding (Insured; FGIC)	6.00	9/1/07	200,000	201,158
Passaic County, GO Notes, Refunding (Insured; MBIA)	5.00	9/1/07	525,000	526,470
Passaic County Utilities Authority, Solid Waste System Project Notes, Refunding	4.25	2/21/08	1,000,000	1,003,495
Port Authority of New York and New Jersey (Consolidated Bonds, 120th Series) (Insured; MBIA)	5.75	10/15/07	1,000,000	1,007,445
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Bayerische Landesbank)	3.83	6/7/07	7,500,000 a,c	7,500,000
Port Authority of New York and New Jersey (Consolidated Bonds, 147th Series) (Insured; FGIC and Liquidity Facility; Citibank NA)	3.84	6/7/07	2,300,000 a,c	2,300,000
Port Authority of New York and New Jersey, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.90	6/8/07	3,000,000	3,000,000
Port Authority of New York and New Jersey, Transit Revenue (Putters Program) (Insured;				

CIFG and Liquidity Facility; JPMorgan Chase Bank)	3.86	6/7/07	1,750,000 a,c	1,750,000
Princeton Township, GO Notes	4.10	9/1/07	100,000	100,039
Ringwood Borough, GO Notes, BAN	4.00	11/9/07	817,500	818,541
Somerset County, GO Notes	4.38	12/1/07	100,000	100,328
Sussex County Municipal Utilities Authority, Project Notes	4.50	12/28/07	1,000,000	1,004,436
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.81	6/7/07	6,250,000 a,c	6,250,000
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.82	6/7/07	4,600,000 a,c	4,600,000
University of Medicine and Dentistry of New Jersey, Revenue, COP (George Street Redevelopment Urban Renewal Associates L.L.C.) (Insured; MBIA)	4.50	9/1/07	100,000	100,168
West Deptford Township, GO Notes, BAN	4.25	9/20/07	1,430,000	1,432,307
Wildwood Crest, GO Notes, BAN	4.00	3/7/08	1,000,000	1,001,841
Wood-Ridge Borough, GO Notes, BAN	4.25	2/22/08	1,000,000	1,003,369
Woodbridge Township, GO Notes (Insured; FSA)	3.88	7/15/07	200,000	200,000
Woodbridge Township, GO Notes (Sewer Utility) (Insured; FGIC)	5.25	7/1/07	100,000	100,129

U.S. Related--3.1%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.84	6/7/07	3,000,000 a,c	3,000,000
Puerto Rico Commonwealth, Public Improvement GO Notes (Insured; MBIA)	5.25	7/1/07	150,000	150,147
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/07	165,000	165,124
Puerto Rico Electric Power				

Authority, Power Revenue (Insured; FSA)	5.50	7/1/07	200,000	200,158
Puerto Rico Municipal Finance Agency, GO Notes (Insured; FSA)	4.00	8/1/07	125,000	125,012

Total Investments (cost $126,664,299)		**109.1%**	**126,664,299**
Liabilities, Less Cash and Receivables		**(9.1%)**	**(10,607,858)**
Net Assets		**100.0%**	**116,056,441**

a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Purchased on a delayed delivery basis.
c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $35,238,000 or 30.4% of net assets.
d   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue

PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier Select Municipal Bond Fund

May 31, 2007 (Unaudited)

Long-Term Municipal Investments--98.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.7%				
Jefferson County Public Building				
Authority, LR Warrants				
(Insured; AMBAC)	5.13	4/1/17	2,380,000	2,557,310
Alaska--.9%				
Alaska Housing Finance				
Corporation, Mortgage Revenue	5.10	6/1/12	940,000	945,471
Alaska Student Loan Corporation,				
Education Loan Revenue	5.00	6/1/18	2,000,000	2,102,040
Arizona--.8%				
Salt River Project Agricultural				
Improvement and Power				
District, COP (Desert Basin				
Independent Trust) (Insured;				
MBIA)	5.00	12/1/18	2,700,000	2,833,650
Arkansas--.8%				
Arkansas Development Finance				
Authority, Construction				
Revenue (Public Health				
Laboratory Project) (Insured;				
AMBAC)	5.00	12/1/17	1,025,000	1,075,799
University of Arkansas Board of				
Trustees, Various Facility				
Revenue (Fayetteville Campus)				
(Insured; FSA)	5.50	12/1/11	1,610,000 [a]	1,717,773
California--14.1%				
Beaumont Financing Authority,				
Local Agency Revenue (Insured;				
AMBAC)	4.75	9/1/33	7,065,000	7,203,474
California,				
GO	5.25	10/1/16	695,000	698,287
California,				
GO (Insured; MBIA)	5.25	9/1/10	105,000 [a]	109,886
California,				
GO (Various Purpose) (Insured;				
AMBAC)	4.25	12/1/35	5,140,000	4,785,700
California,				
GO (Veterans) (Insured; FSA)	5.45	12/1/24	2,635,000	2,638,505
California Department of Water				
Resources, Power Supply				
Revenue (Insured; XLCA)	5.38	5/1/12	7,000,000 [a]	7,556,290
California Public Works Board,				
LR (Department of Corrections)				
(Ten Administrative				
Segregation Housing Units)				

(Insured; AMBAC)	5.25	3/1/21	1,000,000	1,048,670
California Public Works Board, LR (University of California) (Insured; AMBAC)	5.40	12/1/16	1,000,000	1,028,320
Corona Redevelopment Agency, Tax Allocation Revenue (Merger Downtown and Amended Project Area A) (Insured; FGIC)	5.00	9/1/18	1,520,000	1,607,689
East Bay Municipal Utility District, Water System Revenue (Insured; MBIA)	5.00	6/1/11	1,125,000 [a]	1,176,997
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series) (Insured; FGIC)	5.00	8/1/18	1,345,000	1,415,908
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series) (Insured; FGIC)	5.00	8/1/19	1,410,000	1,481,980
Fullerton Joint Union High School District (Insured; FSA)	5.00	8/1/18	760,000	790,195
Glendale Community College District (Election of 2002) (Insured; FGIC)	0.00	8/1/17	270,000	175,786
Glendale Community College District (Election of 2002) (Insured; FGIC)	0.00	8/1/18	1,100,000	682,077
Glendale Community College District (Insured; FGIC)	0.00	8/1/20	1,200,000	676,560
Glendale Community College District (Insured; FGIC)	0.00	8/1/21	1,520,000	815,951
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/26	2,575,000	1,084,899
Glendora Unified School District, GO (Insured; FGIC)	0.00	8/1/27	2,000,000	800,880
Indian Wells Redevelopment Agency, Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project Area) (Insured; AMBAC)	5.00	9/1/13	1,050,000 [a]	1,119,153
Indian Wells Redevelopment Agency, Tax Allocation Revenue (Consolidated Whitewater Redevelopment Project Area) (Insured; AMBAC)	5.00	9/1/17	475,000	501,548
Nevada Joint Union High School District, GO (Nevada and Yuba Counties) (Insured; FSA)	5.00	8/1/22	1,160,000	1,207,560
Placer Union High School District (Insured; FSA)	0.00	8/1/27	4,110,000	1,645,808
Placer Union High School District (Insured; FSA)	0.00	8/1/28	4,000,000	1,524,360

San Jose, GO (Library Parks and Public Safety Projects)	5.00	9/1/19	1,575,000	1,649,970
San Juan Unified School District (Insured; MBIA)	5.25	8/1/19	1,295,000	1,382,257
San Juan Unified School District (Insured; MBIA)	5.25	8/1/20	1,425,000	1,521,017
Tustin Unified School District, Special Tax Bonds (Senior Lien Community Facilities Disctrict 97) (Insured; FSA)	0.00	9/1/21	1,615,000	863,767
Walnut Valley Unified School District (Insured; FGIC)	6.50	8/1/19	1,765,000	1,773,419
West Sacramento Redevelopment Agency, Tax Allocation Revenue (West Sacramento Redevelopment Project) (Insured; MBIA)	4.75	9/1/16	1,000,000	1,023,750
Colorado--2.9%				
Black Hawk, Device Tax Revenue	5.00	12/1/14	500,000	512,150
Black Hawk, Device Tax Revenue	5.00	12/1/18	600,000	606,834
Colorado Health Facilities Authority, Revenue (Porter Place, Inc. Project) (Collateralized; GMNA)	5.88	1/20/20	1,940,000	2,037,058
Colorado Water Resources and Power Development Authority, Drinking Water Revenue	5.25	9/1/15	1,000,000	1,026,890
Northwest Parkway Public Highway Authority, Senior Revenue (Insured; FSA)	0.00	6/15/26	10,000,000	3,384,200
Prairie Center Metropolitan District Number 3, Limited Property Tax Supported Primary Improvements Revenue	5.40	12/15/31	2,750,000	2,784,898
Delaware--4.4%				
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	4.90	5/1/11	5,000,000	5,167,900
Delaware Economic Development Authority, PCR (Delmarva Power and Light Company Project) (Insured; AMBAC)	5.20	2/1/19	6,000,000	6,263,400
Delaware Housing Authority, Revenue	5.15	7/1/17	890,000	897,440
Delaware Housing Authority, Revenue	5.40	7/1/24	1,280,000	1,313,242
Wilmington, MFHR (GNMA Collateralized Mortgage Loan-Market Street				

Mews Project)	5.45	9/20/22	1,960,000	2,024,210
Florida--7.4%				
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/17	2,000,000	2,121,040
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project)	5.00	10/1/21	1,000,000	1,042,480
Florida Department of Corrections, COP (Okeechobee Correctional Institution) (Insured; AMBAC)	5.00	3/1/15	1,000,000	1,063,410
Florida Intergovernmental Finance Commission, Capital Revenue (Insured; AMBAC)	5.13	2/1/31	3,500,000	3,611,160
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue (Insured; AMBAC)	5.00	10/1/18	1,705,000	1,797,036
Julington Creek Plantation Community Development District, Special Assessment Revenue (Insured; MBIA)	4.50	5/1/36	1,000,000	972,370
Lee County, Transportation Facilities Revenue (Sanibel Bridges and Causeway Project) (Insured; CIFG)	5.00	10/1/22	1,820,000	1,901,190
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	1,000,000	1,043,850
Orlando, Capital Improvement Special Revenue	4.75	10/1/22	2,875,000	2,909,011
Pace Property Finance Authority Inc., Utility System Improvement Revenue (Insured; AMBAC)	5.13	9/1/12	1,055,000	1,079,318
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/21	2,000,000	2,110,460
South Indian River Water Control District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/26	1,955,000	2,047,843
South Indian River Water Control				

District, Special Assessment Revenue Improvement (Unit of Development RI-13) (Insured; MBIA)	5.00	8/1/31	1,000,000	1,045,180
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) (Insured; FGIC)	5.00	10/1/18	1,765,000	1,865,605
Winter Park, Water and Sewer Revenue (Insured; AMBAC)	5.38	12/1/19	1,525,000	1,628,776
Georgia--.7%				
Atlanta, Water and Wastewater Revenue (Insured; FGIC)	5.50	11/1/18	1,200,000	1,320,252
Bulloch County Development Authority, Student Housing LR (Georgia Southern University Project) (Insured; AMBAC)	5.00	8/1/18	970,000	1,013,669
Idaho--4.6%				
Boise State University, General Revenue (Insured; MBIA)	5.00	4/1/18	1,215,000	1,292,590
Boise State University, Student Union and Housing System Revenue (Insured; AMBAC)	5.00	4/1/17	1,015,000	1,069,445
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	5,000 [a]	5,318
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/12	2,955,000 [a]	3,148,493
Boise State University, Student Union and Housing System Revenue (Insured; FGIC)	5.38	4/1/22	40,000	42,321
Caldwell, Parity Lien Sewer Revenue (Insured; FSA)	5.75	9/1/18	2,625,000	2,811,742
Canyon County School District Number 132 (Caldwell) GO School (Insured; MBIA)	5.25	7/30/16	1,405,000	1,493,852
Idaho Housing and Finance Association, SFMR	5.63	7/1/15	380,000	384,746
Idaho Housing and Finance Association, SFMR	4.90	1/1/26	2,000,000	1,997,500
Idaho Housing and Finance Association, SFMR	4.80	1/1/28	1,400,000	1,391,796
Idaho Housing and Finance Association, SFMR (Insured; FHA)	5.55	7/1/16	250,000	253,927
Kootenai County School District Number 273 (Post Falls)	5.00	8/15/17	1,150,000	1,229,200
Nampa				

(Insured; FGIC)	5.00	8/1/18	1,035,000	1,103,476
Illinois--.9%				
Chicago,				
MFHR (Sankofa House Project) (Collateralized; GNMA and Insured; FHA)	5.00	11/20/48	1,365,000	1,341,290
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/22	1,750,000	881,843
Southwestern Illinois Development Authority, Local Government Program Revenue (Triad Community Unit School District Number 2 Project) (Insured; MBIA)	0.00	10/1/25	2,000,000	871,920
Kentucky--.4%				
Barbourville,				
Educational Facilities First Mortgage Revenue (Union College Energy Conservation Project)	5.25	9/1/26	1,500,000	1,531,275
Louisiana--2.9%				
Jefferson Parish Hospital Service District Number 2, HR (Insured; FSA)	5.25	7/1/11	540,000	558,814
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; AMBAC)	5.50	5/1/15	705,000	746,369
Louisiana Office Facilities Corporation, LR (Louisiana State Capital Complex Program) (Insured; MBIA)	5.25	3/1/17	4,500,000	4,647,465
Orleans Parish School Board (Insured; FGIC)	5.20	2/1/14	4,355,000	4,358,745
Maine--1.2%				
Maine Housing Authority (Mortgage Purchase)	5.35	11/15/21	4,290,000	4,409,691
Maryland--5.2%				
Hyattsville,				
Special Obligation Revenue (University Town Center Project)	5.60	7/1/24	1,500,000	1,577,850
Maryland Community Development Administration, Department of Housing and Community Development, Housing Revenue	5.95	7/1/23	1,860,000	1,886,803
Maryland Community Development Administration, Department of				

Housing and Community Development, Residential Revenue	4.85	9/1/47	2,000,000	1,958,940
Maryland Community Development Administration, Department of Housing and Community Development, Residential Revenue (Single Family Program)	4.75	4/1/13	2,890,000	2,952,337
Maryland Economic Development Corporation, LR (Montgomery County Wayne Avenue Parking Garage Project)	5.25	9/15/14	1,295,000	1,379,214
Maryland Health and Higher Educational Facilities Authority, FHA Insured Mortgage Revenue (Western Maryland Health System Issue) (Insured; MBIA)	4.63	1/1/27	1,250,000	1,259,175
Maryland Health and Higher Educational Facilities Authority, Revenue (Johns Hopkins Medical Institutions Utilities Program Issue)	5.00	5/15/37	5,000,000	5,170,600
Maryland Health and Higher Educational Facilities Authority, Revenue (University of Maryland Medical System Issue)	5.75	7/1/17	2,000,000	2,126,380
Massachusetts--.8%				
Massachusetts Development Finance Agency, Revenue (Credit Housing-Chelsea Homes)	5.00	12/15/24	1,200,000	1,213,116
Massachusetts Housing Finance Agency, Housing Revenue	5.00	12/1/28	1,700,000	1,713,940
Massachusetts Housing Finance Agency, SFHR	7.13	6/1/25	50,000	50,051
Michigan--1.9%				
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	1,000,000	1,036,670
Jonesville Community Schools (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/16	685,000	731,450
Jonesville Community Schools (School Bond Loan Fund Guaranteed) (Insured; MBIA)	5.00	5/1/17	420,000	448,157
Kalamazoo Hospital Finance Authority, HR (Borgess Medical Center) (Insured; FGIC)	6.25	6/1/14	1,000,000	1,137,830
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	5.50	7/1/20	1,255,000	1,314,512
Lincoln Consolidated School				

District (School Bond Loan Fund Guaranteed) (Insured; FSA)	5.00	5/1/16	1,155,000	1,233,321
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) (Insured; FGIC)	6.13	12/1/18	750,000	760,875

Minnesota--.6%

Minnesota Housing Finance Agency, Residential Housing Finance Revenue	4.75	7/1/32	2,000,000	1,961,120

Mississippi--1.2%

Biloxi Public School District, GO (Insured; FGIC)	5.00	6/15/11	1,145,000	1,189,243
Horn Lake, Special Assessment (DeSoto Commons Project) (Insured; AMBAC)	5.00	4/15/16	625,000	662,519
Mississippi Development Bank, Special Obligation Revenue (Covington County Hospital/Nursing Home Project) (Insured; AMBAC)	5.00	7/1/27	1,000,000	1,054,070
Mississippi Development Bank, Special Obligation Revenue (Waveland, GO Public Improvement Bond Project) (Insured; AMBAC)	5.00	11/1/20	1,315,000	1,381,828

Missouri--3.2%

Curators of the University of Missouri, System Facilities Revenue	5.00	11/1/21	1,605,000	1,682,489
Missouri Highway and Transportation Commission, State Road Revenue	5.00	2/1/11	1,000,000 [a]	1,039,790
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.25	12/1/16	1,520,000	1,575,176
Missouri Housing Development Commission, MFHR (Collateralized; FHA)	5.38	12/1/18	1,345,000	1,382,862
Missouri Housing Development Commission, MFHR (Insured; FHA)	4.85	12/1/11	545,000	556,162
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FHLMC, FNMA and GNMA)	5.00	9/1/37	2,500,000	2,516,550
Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/25	1,265,000	1,324,442

Saint Louis County, Annual Appropriation-Supported Tax Increment Revenue (Lambert Airport Eastern Perimeter Redevelopment Project) (Insured; AMBAC)	5.00	2/15/26	1,325,000	1,386,281
Montana--1.4%				
Montana Board of Housing, SFMR	5.60	12/1/23	1,870,000	1,892,814
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/20	1,080,000	1,171,530
Montana Facility Finance Authority, Prerelease Center Revenue (Alternatives Inc., Project) (Insured; XLCA)	5.25	10/1/23	1,615,000	1,746,671
Nebraska--1.3%				
Dodge County School District, Number 001 Fremont (Insured; FSA)	5.00	12/15/16	2,140,000	2,284,664
Municipal Energy Agency of Nebraska, Power Supply System Revenue (Insured; AMBAC)	5.25	4/1/16	2,305,000	2,442,632
New Hampshire--1.3%				
New Hampshire Higher Educational and Health Facilities Authority, HR (Androscoggin Valley Hospital)	5.75	11/1/17	1,475,000	1,512,273
New Hampshire Housing Finance Authority, Mortgage Revenue	6.85	7/1/14	5,000	5,006
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.05	7/1/12	1,175,000	1,191,427
New Hampshire Housing Finance Authority, Multi-Family Revenue	5.15	7/1/13	1,815,000	1,844,621
New Jersey--2.0%				
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	65,000	74,482
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	185,000	210,573
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	750,000	859,410
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	6,000,000	5,863,800
New York--.9%				
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA)	5.13	6/15/21	2,000,000	2,022,260
Seneca Nation Indians Capital				

Improvements Authority, Special Obligation Revenue	5.00	12/1/23	1,000,000 [b]	1,009,800
North Carolina--2.8%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/08	1,250,000	1,271,562
North Carolina Housing Finance Agency, Home Ownership Revenue	5.88	7/1/31	7,030,000	7,184,660
Onslow County Hospital Authority, FHA Insured Mortgage Revenue (Onslow Memorial Hospital Project) (Insured; MBIA)	5.00	10/1/25	1,250,000	1,307,313
Ohio--1.9%				
Cleveland - Cuyahoga County Port Authority, Development Revenue (Columbia National Group, Inc. Project)	5.00	5/15/20	800,000	807,392
Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.)	6.50	11/15/12	660,000	683,344
Ohio Housing Finance Agency, MFHR (Collateralized Mortgage Loan - The Salvation Army Booth Residence) (Collateralized; GNMA)	5.00	11/20/47	2,200,000	2,140,776
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement)	4.75	12/1/27	3,000,000	3,045,990
Oklahoma--.2%				
Oklahoma Development Finance Authority, Health Facilities Revenue (Oklahoma Hospital Association) (Insured; AMBAC)	5.13	6/1/12	785,000	821,644
Oregon--1.1%				
Oregon Bond Bank, Revenue (Economic Community Development Department) (Insured; MBIA)	5.50	1/1/14	1,190,000	1,225,010
Oregon Housing and Community Services Department, SFMR (Mortgage Program)	6.45	7/1/26	265,000	265,286
Sweet Home School District Number 55, Linn County, GO (Insured; FSA)	5.50	6/15/11	1,375,000 [a]	1,459,879
Washington County, Full Faith and Credit Refunding Obligations	5.00	6/1/19	1,000,000	1,076,380
Pennsylvania--6.0%				
Ambridge Borough Municipal Authority, Sewer Revenue (Insured; FSA)	4.50	10/15/31	1,335,000	1,320,315

Coatesville Area School District, GO (Insured; FSA)	5.25	8/15/17	4,000,000	4,316,320
Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office)	6.00	1/1/25	2,000,000	1,926,360
Harrisburg Authority, Office and Parking Revenue	5.75	5/1/08	370,000	375,739
Harrisburg Redevelopment Authority, Revenue (Insured; FSA)	0.00	11/1/17	2,750,000	1,767,645
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue (Insured; FSA)	5.00	12/1/25	5,000,000	5,198,250
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	1,410,000	1,436,579
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	730,000 [a]	805,613
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	270,000	294,894
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,210,000	1,306,643
Washington County Industrial Development Authority, PCR (West Penn Power Company Mitchell Station Project) (Insured; AMBAC)	6.05	4/1/14	2,500,000	2,504,450
South Carolina--1.2%				
Anderson, Water and Sewer System Revenue (Insured; MBIA)	5.00	7/1/17	890,000	939,573
Charleston County Airport District, Airport System Revenue (Insured; XLCA)	5.00	7/1/15	1,950,000	2,068,969
Pickens County School District (School District Enhance Program)	5.00	5/1/12	1,135,000	1,159,913
Tennessee--.3%				
Sullivan County Industrial Board, Revenue (Collateralized; GNMA)	6.35	7/20/27	1,000,000	1,019,150
Texas--18.6%				
Alamo Community College District, Limited Tax Bonds (Insured; MBIA)	4.38	2/15/25	1,190,000	1,164,082

Austin, Utility System Revenue (Insured; FSA)	5.13	11/15/16	3,110,000	3,128,815
Austin Convention Enterprises, Inc., Convention Center Hotel First Tier Revenue	6.60	1/1/11	2,500,000 a	2,724,025
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/15	1,580,000	1,675,558
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/24	1,500,000	1,577,520
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	1,000,000	1,050,290
Barbers Hill Independent School District, Unlimited Tax Schoolhouse Bonds (Insured; AMBAC)	5.00	2/15/23	540,000	566,525
Coastal Water Authority, Water Conveyance System Revenue (Insured; AMBAC)	6.25	12/15/17	2,170,000	2,174,231
Corpus Christi, Combination Tax and Municipal Hotel Occupancy Tax Revenue, Certificates of Obligation (Insured; FSA)	5.50	9/1/18	1,955,000	2,094,880
Corpus Christi, Utility System Revenue (Insured; FSA)	5.00	7/15/21	1,000,000	1,041,860
Dallas-Fort Worth International Airport, Joint Improvement Revenue (Insured; FSA)	5.75	11/1/16	1,735,000	1,903,868
Del Mar College District, Limited Tax Bonds (Insured; FGIC)	5.25	8/15/17	1,295,000	1,378,709
Denton, GO (Insured; CIFG)	5.00	2/15/22	450,000	473,814
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/12	2,495,000 a	1,082,955
Denton Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/23	135,000	57,326
El Paso Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/20	415,000	432,621
Fort Worth, General Purpose Bonds	5.00	3/1/20	700,000	733,789

Frenship Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	470,000	245,645
Galveston County, Combination Tax and Revenue Certificates of Obligation (Insured; AMBAC)	5.25	2/1/18	1,000,000	1,061,460
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	550,000 a	583,655
Houston, Tax and Revenue Certificates of Obligation	5.63	3/1/11	300,000 a	318,357
Houston, Water and Sewer System Revenue (Insured; FSA)	5.00	12/1/18	1,145,000	1,190,537
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	2,000,000	1,165,060
Houston, Water and Sewer System Revenue (Insured; FSA)	0.00	12/1/19	750,000	435,300
Lake Worth Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/23	1,435,000	677,794
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	1,000,000	1,026,190
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/21	740,000	764,087
Laredo Independent School District Public Facility Corporation, LR (Insured; AMBAC)	5.00	8/1/29	1,000,000	1,021,600
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/30	4,000,000	1,189,200
Leander Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/31	9,110,000	2,554,626
Little Elm Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/22	1,285,000	567,829
Lubbock, Tax and Electric Light and Power System Surplus Revenue, Certificates of Obligation				

(Insured; MBIA)	5.00	4/15/18	505,000	525,205
Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Retirement Corporation Project) (Collateralized; GNMA)	5.50	1/20/21	995,000	1,043,088
Lubbock Housing Finance Corporation, MFHR (Las Colinas, Quail Creek and Parkridge Place Apartments Projects)	6.00	7/1/22	1,175,000	1,206,173
McKinney, Tax and Limited Pledge Waterworks and Sewer System Revenue, Certificates of Obligation (Insured; AMBAC)	5.00	8/15/26	1,300,000	1,363,011
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.50	8/15/19	1,045,000	1,117,178
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/20	1,000,000	539,890
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.50	8/15/20	1,100,000	1,175,977
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/27	1,000,000	368,120
Mesquite Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/28	4,675,000	1,627,835
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/21	2,000,000	1,045,380
Midlothian Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	2/15/22	1,750,000	869,890
Montgomery Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/25	2,065,000	2,166,619
North Harris Montgomery Community College District, Limited Tax GO Building Bonds (Insured; FGIC)	5.38	2/15/17	3,945,000	4,173,415

Pearland Economic Development Corporation, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	1,035,000	1,090,145
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/25	780,000	773,729
Prosper, Combination Tax and Revenue Certificates of Obligation (Insured; FGIC)	4.50	8/15/26	805,000	797,288
San Antonio	5.00	2/1/08	5,000 [a]	5,043
San Antonio	5.00	2/1/16	120,000	120,965
San Antonio, Electric and Gas Revenue	5.50	2/1/20	255,000	290,119
Sharyland Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	2/15/17	1,130,000	1,182,963
Texas Department of Housing and Community Affairs, SFMR (Insured; FSA)	4.80	9/1/20	2,145,000	2,168,659
Texas National Research Laboratory Commission Financing Corporation, LR (Superconducting Super Collider Project)	6.95	12/1/12	625,000	681,288
Texas Water Development Board, State Revolving Fund Senior Lien Revenue	5.25	7/15/17	1,500,000	1,500,000
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.63	11/1/11	420,000	420,382
Tyler Health Facilities Development Corporation, HR (East Texas Medical Center Regional Healthcare System Project)	6.75	11/1/25	1,000,000	1,007,690
Waxahachie Community Development Corporation, Sales Tax Revenue (Insured; MBIA)	0.00	8/1/08	1,430,000 [a]	711,010
Waxahachie Community Development Corporation, Sales Tax Revenue (Insured; MBIA)	0.00	8/1/08	1,000,000 [a]	416,030
Wylie Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	0.00	8/15/24	3,500,000	1,519,385

Utah--.4%

Utah Housing Corporation,

SFMR	5.00	7/1/35	1,250,000	1,239,688
Vermont--.2%				
Vermont Municipal Bond Bank (Insured; MBIA)	5.00	12/1/17	620,000	656,636
Virginia--1.6%				
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center)	5.25	6/1/19	1,120,000	1,171,072
Hampton Redevelopment and Housing Authority, Senior Living Association Revenue (Collateralized; GNMA)	5.88	7/20/16	1,825,000	1,863,507
Middle River Regional Jail Authority, Jail Facility Revenue (Insured; MBIA)	5.00	5/15/19	1,200,000	1,269,408
Virginia Transportation Board, Transportation Revenue (U.S. Route 58 Corridor)	5.00	5/15/17	1,200,000	1,252,668
Washington--.7%				
Washington Economic Development Finance Authority, EDR (Benaroya Research Institute at Virginia Mason Project)	4.00	6/1/24	2,645,000	2,440,118
West Virginia--.9%				
Pleasants County Commission, PCR (West Penn Power Company Pleasants Station Project) (Insured: AMBAC and MBIA)	6.15	5/1/15	1,000,000	1,028,910
West Virginia Higher Education Policy Commission, Revenue (Higher Education Facilities) (Insured; FGIC)	5.00	4/1/21	1,000,000	1,051,280
West Virginia Housing Development Fund, Housing Finance	5.00	11/1/14	1,000,000	1,019,840
Wisconsin--.3%				
Milwaukee Housing Authority, MFHR (Veterans Housing Projects) (Collateralized; FNMA)	5.10	7/1/22	1,000,000	1,045,060
Total Long-Term Municipal Investments (cost $341,680,000)				**348,917,633**

Short-Term Municipal Investment--.4%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New York;				
New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale) (cost $1,505,000)	3.84	6/1/07	1,505,000 [c]	**1,505,000**
Total Investments (cost $343,185,000)			**99.1%**	**350,422,633**
Cash and Receivables (Net)			**.9%**	**3,301,140**

Net Assets		**100.0%**	**353,723,773**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, this security amounted to $1,009,800 or .3% of net assets.

c   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement

SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus Premier High Yield Municipal Bond Fund

May 31, 2007 (Unaudited)

Long-Term Municipal Investments--107.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--1.0%				
Alaska Industrial Development and Export Authority, Community Provider Revenue (Boys and Girls Home and Family Services, Inc. Project)	6.00	12/1/36	1,500,000	1,549,560
Arizona--1.7%				
Pima County Industrial Development Authority, Education Facilities Revenue (Sonoran Science Academy Tucson Project)	5.75	12/1/37	2,750,000	2,716,862
California--4.7%				
California Statewide Communities Development Authority, Revenue (Bentley School)	6.75	7/1/32	1,000,000	1,080,080
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	5,000,000	5,296,350
Silicon Valley Tobacco Securitization Authority, Tobacco Settlement Asset-Backed Bonds (Santa Clara County Tobacco Securitization Corporation)	0.00	6/1/36	5,710,000	1,162,099
Colorado--7.7%				
Arista Metropolitian District, Special Revenue	6.75	12/1/35	1,000,000	1,075,890
Colorado Educational and Cultural Facilities Authority, Independent School Improvement Revenue (Vail Christian High School Project)	5.50	6/1/37	2,000,000 a	2,005,340
Colorado Educational and Cultural Facilities Authority, Revenue (Cerebral Palsy of Colorado Project)	6.25	5/1/36	1,275,000	1,339,783
Colorado Health Facilities Authority, Revenue (Christian Living Communities Project)	5.75	1/1/37	2,000,000	2,091,460
Denver City and County, Special Facilities Airport Revenue (United Airlines Project)	6.88	10/1/32	880,000	891,440
El Paso County,				

SFMR (Collateralized: FNMA and GNMA)	6.20	11/1/32	1,045,000	1,079,600
Madre Metropolitan District Number 2, GO	5.50	12/1/36	2,500,000	2,510,100
Murphy Creek Metropolitan District Number 3, GO Improvement	6.13	12/1/35	1,380,000	1,431,778
District of Columbia--4.6%				
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	6.65	6/1/30	3,530,000	3,670,282
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA and GNMA)	7.50	12/1/30	1,580,000	1,656,551
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	620,000	740,286
District of Columbia Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	11,560,000	1,119,702
Metropolitan Washington Airports Authority, Special Facility Revenue (Caterair International Corporation)	10.13	9/1/11	320,000	320,486
Florida--5.0%				
Jacksonville Economic Development Commission, IDR (Gerdau Ameristeel US Inc. Project)	5.30	5/1/37	2,500,000	2,502,025
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	7.00	7/1/36	4,000,000	4,393,000
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/17	1,000,000	563,450
Santa Rosa Bay Bridge Authority, Revenue	0.00	7/1/21	1,380,000	616,846
Georgia--1.8%				
Georgia Housing and Finance Authority, SFMR	5.60	12/1/32	1,880,000	1,957,569
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/30	900,000	965,034
Illinois--3.1%				
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.00	10/1/33	540,000	562,205

Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	1,300,000	1,313,000
Illinois Educational Facilities Authority, Student Housing Revenue (University Center Project)	6.25	5/1/12	1,000,000 [b]	1,113,640
Lombard Public Facilities Corporation, Conference Center and Hotel First Tier Revenue	7.13	1/1/36	1,000,000	1,073,020
Quad Cities Regional Economic Development Authority, MFHR (Heritage Woods of Moline SLF Project)	6.00	12/1/41	1,000,000	1,005,360
Iowa--.6%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	6.00	6/1/36	1,000,000	1,037,720
Kansas--3.0%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.70	12/1/35	1,210,000	1,252,532
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	6.25	12/1/35	3,345,000	3,535,364
Kentucky--1.8%				
Kentucky Area Development Districts Financing Trust, COP (Lease Acquisition Program)	5.50	5/1/27	1,070,000	1,129,963
Three Forks Public Properties Corporation, First Mortgage Revenue (Regional Detention Facility Project)	5.50	12/1/20	1,690,000	1,743,877
Louisiana--3.1%				
Lakeshore Villages Master Community Development District, Special Assessment Revenue	5.25	7/1/17	5,000,000	4,940,100
Massachusetts--1.5%				
Massachusetts Health and Educational Facilities Authority, Revenue (Fisher College Issue)	5.13	4/1/30	2,445,000	2,484,487
Michigan--9.6%				
Charyl Stockwell Academy, COP	5.90	10/1/35	2,080,000	2,172,165
Detroit, Sewage Disposal System Revenue (Insured; FSA)	4.92	7/1/10	11,000,000 [c,d]	10,994,500

Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.00	7/1/35	1,000,000	1,092,870
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	1,430,000	1,429,957
Minnesota--.9%				
Cottage Grove, Subordinate Senior Housing Revenue (PHS/Cottage Grove, Inc. Project)	6.00	12/1/46	1,500,000	1,530,825
Mississippi--1.9%				
Mississippi Home Corporation, SFMR (Collateralized: FNMA and GNMA)	6.25	12/1/32	2,945,000	3,111,069
Missouri--1.1%				
Barton County, HR	5.45	7/1/31	1,000,000	1,023,470
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	7.50	3/1/31	700,000	732,284
Nebraska--.8%				
Mead Village, Tax Increment Revenue (E3 Biofuels-Mead, LLC Project)	5.75	1/1/22	1,250,000	1,261,862
New Hampshire--1.3%				
New Hampshire Health and Education Facilities Authority, Revenue (The Memorial Hospital Issue)	5.25	6/1/36	2,000,000	2,046,800
New Jersey--3.9%				
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	1,000,000	1,016,070
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/36	2,250,000	2,278,372
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	1,475,000	1,525,666
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	10,000,000	1,455,000
New Mexico--.8%				
New Mexico Mortgage Finance Authority, Single Family Mortgage Program Revenue (Collateralized: FHLMC, FNMA				

and GNMA)	6.15	7/1/35	1,180,000	1,246,493
New York--6.8%				
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	1,500,000	1,583,895
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,555,000	2,695,218
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	3,500,000	3,669,365
Seneca Nation Indians Capital Improvements Authority, Special Obligation Revenue	5.00	12/1/23	3,000,000 c	3,029,400
Ohio--3.5%				
Port of Greater Cincinnati Development Authority, Tax Increment Development Revenue (Fairfax Village Red Bank Infrastructure Project)	5.63	2/1/36	5,530,000	5,602,056
Other State--1.3%				
Munimae Tax Exempt Subsidiary LLC	5.90	9/30/20	2,000,000	2,090,500
Pennsylvania--11.5%				
Allegheny County Hospital Development Authority, Health System Revenue (West Penn Allegheny Health System)	5.38	11/15/40	5,000,000 a	5,097,250
Allegheny County Industrial Development Authority, EIR (United States Steel Corporation Project)	5.50	11/1/16	1,000,000	1,052,490
Bucks County Industrial Development Authority, Retirement Community Revenue (Ann's Choice, Inc. Facility)	6.25	1/1/35	1,500,000	1,588,905
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	6,500,000	6,759,155
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority, SWDR (USG Corporation Project))	7.56	6/1/31	2,000,000 c,d	2,080,070
Montgomery County Higher Education and Health Authority, First Mortgage Improvement Revenue (AHF/Montgomery Inc. Project)	6.88	4/1/36	2,000,000	2,134,420
Rhode Island--.8%				

Central Falls Detention Facility Corporation, Detention Facility Revenue (The Donald W. Wyatt Detention Facility)	7.25	7/15/35	1,100,000	1,232,352
South Carolina--1.7%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	6.95	12/1/12	2,600,000 b,c,d	2,819,115
Tennessee--.7%				
The Health, Educational and Housing Facility Board of the City of Chattanooga, Revenue (CDFI Phase 1, LLC Project)	6.00	10/1/35	1,000,000	1,060,050
Texas--13.5%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	5.25	12/1/29	1,900,000	1,821,606
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	5.75	1/1/34	4,000,000	4,201,160
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (American Airlines, Inc.)	6.38	5/1/35	1,140,000	1,172,137
Gulf Coast Industrial Development Authority, Environmental Facilities Revenue (Microgy Holdings Project)	7.00	12/1/36	5,000,000	5,363,700
Mission Economic Development Corporation, SWDR (Allied Waste North America, Inc. Project)	5.20	4/1/18	4,000,000	4,021,600
Texas Public Finance Authority, Charter School Finance Corporation, Education Revenue (Burnham Wood Charter School Project)	6.25	9/1/36	2,250,000	2,309,175
Willacy County Local Government Corporation, Project Revenue	6.00	3/1/09	3,165,000	3,175,793
Washington--3.2%				
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.60	9/1/25	1,675,000	1,744,998
Snohomish County Housing Authority, Revenue (Whispering Pines Apartments Project)	5.75	9/1/30	1,250,000	1,313,925
Washington Housing Finance Commission, Nonprofit Revenue				

(Skyline at First Hill Project)	5.63	1/1/38	2,000,000	2,037,260
West Virginia--1.1%				
The County Commission of Ohio County, Special District Excise Tax Revenue (Fort Henry Economic Opportunity Development District - The Highlands Project)	5.63	3/1/36	1,740,000	1,812,401
Wisconsin--2.7%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.13	6/1/27	1,150,000	1,233,640
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.96	6/1/27	2,850,000 [c,d]	3,057,295
Wyoming--.7%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,000,000	1,057,090
Total Long-Term Municipal Investments (cost $170,237,878)				**173,660,265**

Short-Term Municipal Investments--2.7%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Florida--.1%				
Jacksonville, PCR, Refunding (Florida Power and Light Company Project)	3.85	6/1/07	100,000 [e]	100,000
Oregon--2.6%				
Port of Morrow, EIR (Portland General Electric Company Coyote Springs Project)	4.33	6/1/07	4,300,000 [e]	4,300,000
Total Short-Term Municipal Investments (cost $4,400,000)				**4,400,000**
Total Investments (cost $174,637,878)			**110.1%**	**178,060,265**
Liabilities, Less Cash and Receivables			**(10.1%)**	**(16,305,051)**
Net Assets			**100.0%**	**161,755,214**

a Purchased on a delayed delivery basis.

b These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $21,980,380 or 13.6% of net assets.

d Collateral for floating rate borrowings.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation

AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance